NO ACT

PE
11-26-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08070042

Received SEC

DEC 15 2008

Washington, DC 20549

December 15, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-15-08

Colin Morris
Secretary and General Counsel
Rentech, Inc.
10877 Wilshire Blvd. Suite 710
Los Angeles, CA 90024

Re: Rentech, Inc.
Incoming letter dated November 26, 2008

Dear Mr. Morris:

This is in response to your letter dated November 26, 2008 concerning the shareholder proposal submitted to Rentech by Robert L. Surdam. We also have received a letter from the proponent dated December 1, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert L. Surdam

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rentech, Inc.
Incoming letter dated November 26, 2008

The proposal relates to compensation.

There appears to be some basis for your view that Rentech may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Rentech's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Rentech omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Rentech relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DEC. 01 08

RECEIVED

2008 DEC -3 AM 11:19

*** FISMA & OMB Memorandum M-07-16 ***

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATE FINANCE
U.S. SEC AND EXCHANGE COMM.
100 F STREET N.E.
WASHINGTON D.C. 20549

DEAR SIRS

IN REGARDS TO RENTECH INC'S NOTICE TO EXCLUDE MY PROPOSAL FROM THE 2009 SHAREHOLDERS MTG. ENCLOSED AS EXHIBIT D

I RESPECTFULLY SUBMIT THE FOLLOWING FOR YOUR PERUSAL

(1) I MATERIALLY MET ALL REQUIREMENTS PERTAINING TO SUBMITTING SHARE HOLDER PROPOSALS EXHIBITS A AND B ENCLOSED

(2) I STRONGLY DISAGREE THAT THE PROPOSAL IS HARD TO UNDERSTAND AND WOULD BE DIFFICULT TO IMPLEMENT.

(3) I'M ONLY A MINIMUMLY EDUCATED RETIRED CONSTRUCTION WORKER, I HOWEVER, HONESTLY BELIEVE THIS PROSPOSAL SHOULD BE INCLUDED IN 2009'S PROXY MATERIALS, I BELIEVE IN LIGHT OF SOME OF

THE RIDICULOUS COMPENSATION AWARDS GRANTED BY BOARDS AND COMPEN-SATION COMMITTEES, THAT THE SHAREHOLDERS SHOULD HAVE THE OPPURTUNITY TO RATIFY AND CON CUR WITH THESE ACTIONS

(4) THE REASONS CITED BY MR MORRIS SEEM CAPRICIOUS AND ARBITRARY, AT BEST. THIS IS HIGHLY AMPLIFIED BY SEC. MORRIS'S CLOSING IN HIS EXCLUSION NOTICE TO THE COMMISSION AND MYSELF. HE OFFERS A PHONE NUMBER, FOR FURTHER INFORMATION. I WONDER WHY HE WOULDN'T TAKE ADVANTAGE OF THE SAME OFFER BY MR BEAUCHAMP OF NIDECKER TUCKER AND BRUNER (MY BROKER) EXHIBIT C IF MR MORRIS HAD TAKEN ADVANTAGE OF MR BEAUCHAMPS OFFER FOR FURTHER ASSISTANCE HE WOULD HAVE SCANT MEANS FOR EXCLUSION. I HOPE YOU CAN REACH THE SAME CONCLUSION. THANK YOU IN AD VANCE FOR YOUR CONSIDERATION

RESPECTFULLY
ROBERT L. SURDAM
[signature]

EXHIBIT A

Oct 30th 2008

*** FISMA & OMB Memorandum M-07-16 ***

COLIN MORRIS SECRETARY
RENTECH INC.
10877 WILSHIRE BLVD SUITE 370
LOS ANGELES CAL. 90024

DEAR SIRS:

I HAVE OWNED 50.000 SHARES of RTK COMMON Stock FOR THE LAST SEVERAL YEARS. ANY QUESTIONS REGARDING this FACT CAN BE VERIFIED BY TIM BEAUCHAMP: OPERATIONS MANAGER, HEIDEGRER TUCKER BRUNER IN DENVER COL. HE MAY BE REACHED AT 800 727-2159

I pledge NOT to SELL the ABOVE MENTIONED SHARES UNTILL AFTER the 2009 SHARE-HOLDERS MEETING.

FOR FURTHER INFORMATION I CAN BE CONTACTED AT ABOVE ADRESS OR AT *** FISMA & OMB Memorandum M-07-16 ***

RESPECTFULLY
ROBERT L. SURDAM

[signature]

Oct 30th 2008

COLIN MORRIS SECRETARY
RENTECH INC.
10877 WILSHIRE BLVD SUITE 370
LOS ANGELES CAL. 90024

DEAR SIRS:

I WOULD LIKE the FOLLOWING PROPOSAL INCLUDED IN YOUR 2009 PROXY MATERIALS AND the 2009 SHAREHOLDERS MEETING.

THE SHAREHOLDERS OF RENTECH REQUEST THE BOARD OF DIRECTORS AND the COMPENSATION COMMITTEE to TAKE the FOLLOWING ACTION.

THE FIVE highest PAID EXECUTIVE OFFICERS COMPENSATION NOT EXCEED 25 (TWENTY FIVE) TIMES THE AVERAGE COMPENSATION of the MIDDLE 20% of ALL EMPLOYEES.

RESPECTFULLY
ROBERT L SURDAM
[signature]

Nov. 16th 2008

EXHIBIT B

Colin Morris Sec.

Dear Sir:

Enclosed find letter defining required ownership period of R+K stock.

Also as per 14 @

I pledge to maintain a $2000.00 position in R+K common stock until the shareholders meeting.

Respectfully

Robert A. Scrdam

[signature]

NEIDIGER TUCKER BRUNER, INC. Investment Bankers
Member NASD/SIPC

1331 17th Street
Suite 400
Denver, Colorado 80202-1584

Phone (303) 825-1825
1 (800) 525-3086
Fax (303) 825-3768
www.ntbinc.com

EXHIBIT C

October 30th, 2007

RE: Robert Surdam

To whom it may concern,

Robert has been a long time customer of Neidiger/ Tucker/ Bruner, Inc. As requested, this letter is to confirm the he has held 90,000 shares of RTK – Rentech Inc. for over 10 years and has not sold a single share since his last acquisition in July of 1998.

If for any reason, further documentation is required to support this information, feel free to call me at 1-800-525-3086.

Sincerely,

Tim A. Beauchamp
Manager of Operations
Neidiger/ Tucker/ Bruner, Inc.

EXHIBIT D

RENTECH

November 26, 2008

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Rentech, Inc. Annual Meeting: Omission of Shareholder Proposal by Robert Surdam is Pursuant to Rule 14a-8**

Ladies and Gentlemen:

I am writing on behalf of Rentech, Inc, a Colorado corporation ("Rentech" or the "Company"), as the General Counsel and Secretary to notify the staff of the Division of Corporation Finance (the "Staff") of Rentech's intention to exclude a shareholder proposal (the "Proposal") from Rentech's proxy materials for its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials") submitted by Robert L. Surdam (the "Proponent").

In accordance with Rule 14a-8(j), I have enclosed six copies of (a) this letter, (b) a copy of the Proposal and the Proponent's letter submitting the Proposal, attached as Exhibit A, (c) copies of e-mails from Computershare, the Company's transfer agent, confirming that neither the Proponent nor Neidiger Tucker Bruner, Inc. (which the Proponent states is his broker) are holders of record of the Company's stock, attached as Exhibit B, (d) a copy of Rentech's notice of procedural defect letter sent to the Proponent on November 5, 2008, including a copy of proof of mailing and proof of receipt on November 12, 2008, attached as Exhibit C and (e) a copy of the Proponent's response to the procedural defect letter dated November 16, 2008 and received on November 17, 2008, attached as Exhibit D. By a copy of this submission, Rentech hereby notifies the Proponent of its intention to omit the Proposal from its 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Rentech intends to file its definitive 2009 Proxy Materials with the Commission.

The Proposal.

Rentech received a letter from the Proponent dated October 30, 2008 containing the following Proposal:

> "I would like the following proposal included in your 2009 proxy materials and the 2009 shareholders meeting. The shareholders of Rentech request that Board of Directors and the Compensation Committee to take the following action. The five highest paid executive officers

compensation not exceed 25 (twenty five) times the average compensation of the middle 20% of all employees."[1]

I respectfully request on behalf of the Company confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Rentech's 2009 Proxy Materials.

Reasons That the Proposal May be Omitted from Rentech's 2009 Proxy Materials

1. Rule 14a-8(b) and Rule 14a-8(f)(1) -- The Proponent did not provide the requisite proof of his continuous stock ownership in response to Rentech's request for that information.

The Company believes it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." The Proponent submitted the Proposal to Rentech by a letter dated October 30, 2008 that was received by the Company on November 3, 2008. That letter did not include evidence demonstrating that the Proponent had satisfied the eligibility requirements of Rule 14a-8(b). *See* Exhibit A. Moreover, Rentech confirmed with its transfer agent, Computershare, that the Proponent did not appear in its records as a shareholder of record when the Company received the Proposal. *See* Exhibit B.

Accordingly, in a letter dated November 5, 2008, the Company informed the Proponent of the eligibility requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent should correct the deficiency in the Proposal within 14 days of his receipt of the Company's letter (the "Defect Notice"). *See* Exhibit C. In addition, Rentech enclosed with its letter a copy of Rule 14a-8. Rentech's letter was sent to the Proponent via certified mail, return receipt requested. *See* Exhibit C.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rentech strictly complied with the procedural requirements for delivering a notice of deficiency under Rule 14a-8. Within 14 days of Rentech's receipt of the Proposal, Rentech delivered its procedural defect letter to the Proponent, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and

[1] I have attempted to reproduce the Proposal as it appears in the Proponent's original handwritten correspondence. Please see Exhibit A for an exact copy.

- that the Proponent's response had to be postmarked within 14 days after his receipt of Rentech's letter.

Rentech's letter also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, clearly stating the information that the Proponent was required to supply. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareholder proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states that the proponent must prove its eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit C, Rentech's letter contained this language, and thus provided the Proponent with appropriate notice regarding the ownership information that was required and the manner in which the Proponent must comply with the requirements of Rule 14a-8(b). SLB 14B also recommends that companies consider including a copy of Rule 14a-8 with such notice of defects, which Rentech did in its letter.

Notwithstanding the foregoing, as of this date, the Proponent has not provided Rentech with sufficient evidence to demonstrate his eligibility to submit a proposal under Rule 14a-8(b). It has now been more than 14 days since the Proponent's receipt of the Defect Notice during which time the Proponent was required to prove his eligibility. On November 17, 2008 the Company received a letter from the Proponent purporting to establish that he has held shares of the Company's stock continuously for one year in compliance with the requirements of Rule 14a. *See* Exhibit D. Specifically, the Proponent included a letter dated October 30, 2007 from Tim A. Beauchamp of Neidiger/ Tucker/ Bruner, Inc. (the "NTB Letter") stating that the Proponent is a customer of NTB and has held 90,000 shares for almost 10 years and has not sold any shares since July 2008. *See* Exhibit D.

The NTB Letter fails to comply with Rule 14a-8(b)(2)(i), because NTB is not a record holder of the Company's shares. The Company confirmed with its transfer agent, Computershare, that NTB did not appear in its records as a shareholder of record when the Company received the NTB Letter. *See* Exhibit B. The Staff explained in SLB 14 in Section (C)(1), that a written statement from a shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal is insufficient, unless the investment advisor is also the record holder. It appears that while NTB may be the Proponent's investment advisor, it is not a record holder.

The NTB Letter also fails to comply with Rule 14a-8(b)(1), because it does not demonstrate that the Proponent has held Rentech shares continuously for at least one year as of the date he submitted the Proposal. The NTB letter only indicates that the Proponent "has not sold any shares since July 2008". However, because the letter is dated October 30, 2007 and does not otherwise indicate through what date the Proponent's ownership of Rentech shares continued, the letter does not clearly demonstrate that the Proponent met the share ownership requirements as of October 30, 2008, which is the date he submitted the Proposal. *See* Exhibit D. In Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, the Staff noted in Section (C)(1) that a statement from a record holder verifying that the shareholder owned securities continuously for one year as of May 30 was insufficient to demonstrate sufficiently continuous ownership of the securities when the shareholder submitted the proposal on June 1 of the same year. The NTB letter is dated a full year before the date of the Proposal, and it clearly does not demonstrate that the Proponent has held the Company's shares continuously for at least one year at the time he submitted the Proposal.

There is no suggestion in Rule 14a-8 or in Staff Bulletins that Rule 14a-8 requires an iterative process, in which the corporation is required to review and respond to successive communications from a proponent that do not cure a procedural deficiency. In SLB 14 the Staff made clear under Section (C)(6) that a company may exclude a proposal under Rule 14a-8(f) due to eligibility or procedural defects if, "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." The Staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish in a timely fashion the full and proper evidence of continuous beneficial ownership called for under the regulations. *See, e.g.*, *General Motors Corp.* (April 5, 2007) (statements from a GM Savings-Stock Purchase Program were insufficient proof of ownership and the corporation was not required to continue to respond to communications from the proponent), *General Motors Corp.* (March 6, 2005) (proponent's account statement evidencing share ownership as of December 31, 2004, December 31, 2003, and November 30, 2003 was not sufficient proof of ownership of the required number of shares as of December 17, 2004, the date the proposal was submitted), *Intel Corp.* (Jan. 29, 2004) (broker letter insufficiently provided evidence of ownership as of September 19, 2003, not as of August 27, 2003, the date the proposal was submitted), *Intel Corp.* (March 10, 2003) (broker letter indicating ownership as of September 10, 2002 and historic purchases of stock on October 2, 2000 and March 2, 2001 were insufficient to prove required ownership on August 23, 2002, the date the proposal was submitted), *IBM Corp.* (Dec. 26, 2002) (broker letter, dated September 24, 2002, evidencing continuous ownership for more than one year "as of September 2002" insufficient to provide proof of ownership for the year preceding the September 9, 2002 submission of proposal), *IBM Corp.* (Jan. 14, 2002) (broker statement evidencing ownership of shares from "prior to November 30, 2000" to November 8, 2001 insufficient proof of required ownership as of November 8, 2001, the date the proposal was submitted), and *Eastman Kodak Company* (Feb. 7, 2001) (broker letter evidencing ownership from November 1, 1999 through November 1, 2000 insufficient to provide proof of ownership for the year preceding November 21, 2000, the date the proposal was submitted).

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in a company's notification letter. *See, e.g., AT&T Inc.* (February 16, 2007) (AT&T may have addressed its deficiency notice to an incorrect address of the proponent) and *Sysco Corporation* (Aug. 10, 2001) (Sysco failed to inform the proponent of what would constitute appropriate documentation under Rule 14a-8(b) in its request for additional information). Rentech believes an extension of the 14-day period is not warranted in the present case because Rentech's November 5, 2008 notification letter fully complied with the requirements of Rule 14a-8 and the standards set forth in SLB 14B.

Based on the foregoing, the Company respectfully requests that the Staff concur that it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not timely or satisfactorily substantiate his eligibility to submit the Proposal under Rule 14a-8(b).

2. Rule 14a-8(i)(3) and Rule 14a-9 -- Assuming that the Proponent is provided with additional opportunities to provide the requisite proof of his continuous stock ownership and is able to do so, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that is vague, indefinite and therefore materially false or misleading if, "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, published on September 15, 2004. The Staff has agreed that a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal requests that "The five highest paid executive officers compensation not exceed 25 (twenty five) times the average compensation of the middle 20% of all employees." The Proposal does provide any details as to how it should be implemented or interpreted. It is not clear to the shareholders or the Company how to calculate the compensation of the five highest paid executive officers or over what period it should be calculated. For example, some shareholders may believe that the Proposal calls for the compensation of the top five highest paid executives to be calculated in the aggregate in the same manner in which it is calculated in the Company's proxy statement over a one year period, while other shareholders may believe each of the top five executive's compensation should be calculated on an individual basis over a three year period of time based solely on cash compensation. In addition, the Proposal does not provide any guidance as to how the middle 20% of employees is to be determined or over what period of time and how their compensation is supposed to be calculated. Similarly, the lack of guidance and detail in the Proposal would make it extremely difficult for the Company to determine how to implement the Proposal. If the Proposal is included in the 2009 Proxy Materials and adopted, the actions taken by the Company to implement the Proposal could be, and likely would be, significantly different from the actions envisioned by many, if not all, of the shareholders voting on the Proposal.

Based on the foregoing, if the Staff does not concur that Rentech may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent did not provide the requisite proof of his continuous stock ownership, then Rentech respectfully requests that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

* * * *

For the foregoing reasons, Rentech believes it may properly exclude the Proposal from the 2009 Proxy Materials under Rule 14a-8. Accordingly, Rentech respectfully requests that the Staff not recommend any enforcement action if the Company omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (310) 571-9807.

Very truly yours,

Colin Morris
Secretary and General Counsel

Enclosures

cc: Robert L. Surdam (via overnight mail)

RENTECH

RECEIVED
2008 DEC -1 AM 10: 20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 26, 2008

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Rentech, Inc. Annual Meeting: Omission of Shareholder Proposal by Robert Surdam is Pursuant to Rule 14a-8**

Ladies and Gentlemen:

I am writing on behalf of Rentech, Inc, a Colorado corporation ("Rentech" or the "Company"), as the General Counsel and Secretary to notify the staff of the Division of Corporation Finance (the "Staff") of Rentech's intention to exclude a shareholder proposal (the "Proposal") from Rentech's proxy materials for its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials") submitted by Robert L. Surdam (the "Proponent").

In accordance with Rule 14a-8(j), I have enclosed six copies of (a) this letter, (b) a copy of the Proposal and the Proponent's letter submitting the Proposal, attached as Exhibit A, (c) copies of e-mails from Computershare, the Company's transfer agent, confirming that neither the Proponent nor Neidiger Tucker Bruner, Inc. (which the Proponent states is his broker) are holders of record of the Company's stock, attached as Exhibit B, (d) a copy of Rentech's notice of procedural defect letter sent to the Proponent on November 5, 2008, including a copy of proof of mailing and proof of receipt on November 12, 2008, attached as Exhibit C and (e) a copy of the Proponent's response to the procedural defect letter dated November 16, 2008 and received on November 17, 2008, attached as Exhibit D. By a copy of this submission, Rentech hereby notifies the Proponent of its intention to omit the Proposal from its 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Rentech intends to file its definitive 2009 Proxy Materials with the Commission.

The Proposal.

Rentech received a letter from the Proponent dated October 30, 2008 containing the following Proposal:

"I would like the following proposal included in your 2009 proxy materials and the 2009 shareholders meeting. The shareholders of Rentech request that Board of Directors and the Compensation Committee to take the following action. The five highest paid executive officers compensation not exceed 25 (twenty five) times the average compensation of the middle 20% of all employees."[1]

I respectfully request on behalf of the Company confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Rentech's 2009 Proxy Materials.

Reasons That the Proposal May be Omitted from Rentech's 2009 Proxy Materials

1. Rule 14a-8(b) and Rule 14a-8(f)(1) -- The Proponent did not provide the requisite proof of his continuous stock ownership in response to Rentech's request for that information.

The Company believes it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." The Proponent submitted the Proposal to Rentech by a letter dated October 30, 2008 that was received by the Company on November 3, 2008. That letter did not include evidence demonstrating that the Proponent had satisfied the eligibility requirements of Rule 14a-8(b). *See* Exhibit A. Moreover, Rentech confirmed with its transfer agent, Computershare, that the Proponent did not appear in its records as a shareholder of record when the Company received the Proposal. *See* Exhibit B.

Accordingly, in a letter dated November 5, 2008, the Company informed the Proponent of the eligibility requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent should correct the deficiency in the Proposal within 14 days of his receipt of the Company's letter (the "Defect Notice"). *See* Exhibit C. In addition, Rentech enclosed with its letter a copy of Rule 14a-8. Rentech's letter was sent to the Proponent via certified mail, return receipt requested. *See* Exhibit C.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rentech strictly complied with the procedural requirements for delivering a notice of deficiency under Rule 14a-8. Within 14 days of Rentech's receipt of the Proposal, Rentech delivered its procedural defect letter to the Proponent, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and

[1] I have attempted to reproduce the Proposal as it appears in the Proponent's original handwritten correspondence. Please see Exhibit A for an exact copy.

- that the Proponent's response had to be postmarked within 14 days after his receipt of Rentech's letter.

Rentech's letter also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, clearly stating the information that the Proponent was required to supply. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareholder proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states that the proponent must prove its eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit C, Rentech's letter contained this language, and thus provided the Proponent with appropriate notice regarding the ownership information that was required and the manner in which the Proponent must comply with the requirements of Rule 14a-8(b). SLB 14B also recommends that companies consider including a copy of Rule 14a-8 with such notice of defects, which Rentech did in its letter.

Notwithstanding the foregoing, as of this date, the Proponent has not provided Rentech with sufficient evidence to demonstrate his eligibility to submit a proposal under Rule 14a-8(b). It has now been more than 14 days since the Proponent's receipt of the Defect Notice during which time the Proponent was required to prove his eligibility. On November 17, 2008 the Company received a letter from the Proponent purporting to establish that he has held shares of the Company's stock continuously for one year in compliance with the requirements of Rule 14a. *See* Exhibit D. Specifically, the Proponent included a letter dated October 30, 2007 from Tim A. Beauchamp of Neidiger/ Tucker/ Bruner, Inc. (the "NTB Letter") stating that the Proponent is a customer of NTB and has held 90,000 shares for almost 10 years and has not sold any shares since July 2008. *See* Exhibit D.

The NTB Letter fails to comply with Rule 14a-8(b)(2)(i), because NTB is not a record holder of the Company's shares. The Company confirmed with its transfer agent, Computershare, that NTB did not appear in its records as a shareholder of record when the Company received the NTB Letter. *See* Exhibit B. The Staff explained in SLB 14 in Section (C)(1), that a written statement from a shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal is insufficient, unless the investment advisor is also the record holder. It appears that while NTB may be the Proponent's investment advisor, it is not a record holder.

The NTB Letter also fails to comply with Rule 14a-8(b)(1), because it does not demonstrate that the Proponent has held Rentech shares continuously for at least one year as of the date he submitted the Proposal. The NTB letter only indicates that the Proponent "has not sold any shares since July 2008". However, because the letter is dated October 30, 2007 and does not otherwise indicate through what date the Proponent's ownership of Rentech shares continued, the letter does not clearly demonstrate that the Proponent met the share ownership requirements as of October 30, 2008, which is the date he submitted the Proposal. *See* Exhibit D. In Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, the Staff noted in Section (C)(1) that a statement from a record holder verifying that the shareholder owned securities continuously for one year as of May 30 was insufficient to demonstrate sufficiently continuous ownership of the securities when the shareholder submitted the proposal on June 1 of the same year. The NTB letter is dated a full year before the date of the Proposal, and it clearly does not demonstrate that the Proponent has held the Company's shares continuously for at least one year at the time he submitted the Proposal.

There is no suggestion in Rule 14a-8 or in Staff Bulletins that Rule 14a-8 requires an iterative process, in which the corporation is required to review and respond to successive communications from a proponent that do not cure a procedural deficiency. In SLB 14 the Staff made clear under Section (C)(6) that a company may exclude a proposal under Rule 14a-8(f) due to eligibility or procedural defects if, "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." The Staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish in a timely fashion the full and proper evidence of continuous beneficial ownership called for under the regulations. *See, e.g., General Motors Corp.* (April 5, 2007) (statements from a GM Savings-Stock Purchase Program were insufficient proof of ownership and the corporation was not required to continue to respond to communications from the proponent), *General Motors Corp.* (March 6, 2005) (proponent's account statement evidencing share ownership as of December 31, 2004, December 31, 2003, and November 30, 2003 was not sufficient proof of ownership of the required number of shares as of December 17, 2004, the date the proposal was submitted), *Intel Corp.* (Jan. 29, 2004) (broker letter insufficiently provided evidence of ownership as of September 19, 2003, not as of August 27, 2003, the date the proposal was submitted), *Intel Corp.* (March 10, 2003) (broker letter indicating ownership as of September 10, 2002 and historic purchases of stock on October 2, 2000 and March 2, 2001 were insufficient to prove required ownership on August 23, 2002, the date the proposal was submitted), *IBM Corp.* (Dec. 26, 2002) (broker letter, dated September 24, 2002, evidencing continuous ownership for more than one year "as of September 2002" insufficient to provide proof of ownership for the year preceding the September 9, 2002 submission of proposal), *IBM Corp.* (Jan. 14, 2002) (broker statement evidencing ownership of shares from "prior to November 30, 2000" to November 8, 2001 insufficient proof of required ownership as of November 8, 2001, the date the proposal was submitted), and *Eastman Kodak Company* (Feb. 7, 2001) (broker letter evidencing ownership from November 1, 1999 through November 1, 2000 insufficient to provide proof of ownership for the year preceding November 21, 2000, the date the proposal was submitted).

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in a company's notification letter. *See, e.g., AT&T Inc.* (February 16, 2007) (AT&T may have addressed its deficiency notice to an incorrect address of the proponent) and *Sysco Corporation* (Aug. 10, 2001) (Sysco failed to inform the proponent of what would constitute appropriate documentation under Rule 14a-8(b) in its request for additional information). Rentech believes an extension of the 14-day period is not warranted in the present case because Rentech's November 5, 2008 notification letter fully complied with the requirements of Rule 14a-8 and the standards set forth in SLB 14B.

Based on the foregoing, the Company respectfully requests that the Staff concur that it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not timely or satisfactorily substantiate his eligibility to submit the Proposal under Rule 14a-8(b).

2. Rule 14a-8(i)(3) and Rule 14a-9 -- Assuming that the Proponent is provided with additional opportunities to provide the requisite proof of his continuous stock ownership and is able to do so, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that is vague, indefinite and therefore materially false or misleading if, "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, published on September 15, 2004. The Staff has agreed that a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal requests that "The five highest paid executive officers compensation not exceed 25 (twenty five) times the average compensation of the middle 20% of all employees." The Proposal does provide any details as to how it should be implemented or interpreted. It is not clear to the shareholders or the Company how to calculate the compensation of the five highest paid executive officers or over what period it should be calculated. For example, some shareholders may believe that the Proposal calls for the compensation of the top five highest paid executives to be calculated in the aggregate in the same manner in which it is calculated in the Company's proxy statement over a one year period, while other shareholders may believe each of the top five executive's compensation should be calculated on an individual basis over a three year period of time based solely on cash compensation. In addition, the Proposal does not provide any guidance as to how the middle 20% of employees is to be determined or over what period of time and how their compensation is supposed to be calculated. Similarly, the lack of guidance and detail in the Proposal would make it extremely difficult for the Company to determine how to implement the Proposal. If the Proposal is included in the 2009 Proxy Materials and adopted, the actions taken by the Company to implement the Proposal could be, and likely would be, significantly different from the actions envisioned by many, if not all, of the shareholders voting on the Proposal.

Based on the foregoing, if the Staff does not concur that Rentech may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent did not provide the requisite proof of his continuous stock ownership, then Rentech respectfully requests that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

* * * *

For the foregoing reasons, Rentech believes it may properly exclude the Proposal from the 2009 Proxy Materials under Rule 14a-8. Accordingly, Rentech respectfully requests that the Staff not recommend any enforcement action if the Company omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (310) 571-9807.

Very truly yours,

Colin Morris
Secretary and General Counsel

Enclosures

cc: Robert L. Surdam (via overnight mail)

EXHIBIT A

RECEIVED 11-3-08

Oct 30th 2008

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

COLIN MORRIS SECRETARY
RENTECH INC.
10877 WILSHIRE BLVD SUITE 370
LOS ANGELES CAL. 90024

DEAR SIRS:

I HAVE OWNED 50,000 SHARES of RTK COMMON Stock FOR THE LAST SEVERAL YEARS, ANY QUESTIONS REGARDING this FACT CAN BE VERIFIED BY JIM BEAUCHAMP: OPERATIONS MANAGER, HEIDEGRER TUCKER BRUNER IN DENVER COL, HE MAY BE REACHED AT 800 727-2159

I pledge NOT to SELL the ABOVE MENTIONED SHARES UNTILL AFTER the 2009 SHARE-HOLDERS MEETING.

FOR FURTHER INFORMATION I CAN BE CONTACTED AT ABOVE ADRESS OR AT *** FISMA & OMB Memorandum M-07-16 ***

RESPECTFULLY
ROBERT L. SURDAM
[signature]

Oct 30th 2008

COLIN MORRIS SECRETARY
RENTECH INC.
10877 WILSHIRE BLVD SUITE 370
LOS ANGELES CAL. 90024

DEAR SIRS:

I WOULD LIKE the FOLLOWING proposal INCLUDED IN YOUR 2009 PROXY MATERIALS AND the 2009 SHAREHOLDERS MEETING.

THE SHAREHOLDERS OF RENTECH REQUEST THE BOARD OF DIRECTORS AND the COMPENSATION COMMITTEE to take the FOLLOWING ACTION.

THE FIVE highest paid executive officers compensation Not EXCEED 25 (twenty five) times THE AVERAGE COMPENSATION of the MIDDLE 20% of ALL EMPLOYEES.

RESPECTFULLY
ROBERT L. SURDAM
[signature]

EXHIBIT B

From: Kim Porter [mailto:Kim.Porter@computershare.com]
Sent: Monday, November 03, 2008 3:32 PM
To: Sykes, Nicole
Cc: Morris, Colin
Subject: RE: Ownership of Rentech Stock

Hi Nicole,

Robert Surdam was a shareholder from April of 1998 until May of 2006.

I don't see Robert Surdaw as ever holding shares in his own name.

Let me know if you have any additional questions.

Thanks,

Kim Porter
Relationship Manager
Computershare

From: Sykes, Nicole [mailto:nsykes@rentk.com]
Sent: Monday, November 03, 2008 4:03 PM
To: Kim Porter
Cc: Morris, Colin
Subject: RE: Ownership of Rentech Stock

Kim – can you also check the following to see if his a current or past shareholder of record:

Robert Surdam
Robert Surdaw

Thanks.

From: Kim Porter [mailto:Kim.Porter@computershare.com]
Sent: Friday, November 21, 2008 11:18 AM
To: Sykes, Nicole
Subject: RE: Shareholder of Record

Hi Nicole,

I don't show them as a shareholder of record of Rentech.

Thanks,

Kim Porter
Relationship Manager
Computershare

From: Sykes, Nicole [mailto:nsykes@rentk.com]
Sent: Thursday, November 20, 2008 6:19 PM
To: Kim Porter
Subject: Shareholder of Record

Kim,

Can you check and see if Neidiger Tucker Bruner, Inc. is a holder of record of Rentech stock.
Thanks.

Nicole M. Sykes
Corporate Counsel
Rentech, Inc.
10877 Wilshire Blvd., Suite 710
Los Angeles, CA 90024
(310) 571-9840
nsykes@rentk.com

EXHIBIT C

RENTECH

November 5, 2008

VIA CERTIFIED MAIL 7004 2510 0004 4647
RETURN RECEIPT REQUESTED

Mr. Robert L. Surdam
*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal

Dear Mr. Surdam:

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
For delivery information visit our website at www.usps.com
OFFICIAL USE

Postage	$ 1.00	0024	
Certified Fee	2.70	04	Postmark Here
Return Receipt Fee (Endorsement Required)	1.20		
Restricted Delivery Fee (Endorsement Required)	$0.00		
Total Postage & Fees	$ 4.90	11/06/2008	

Sent To Robert SURDAM
Street, Apt. No.; or PO Box No.
City, State, ZIP+4 *** FISMA & OMB Memorandum M-07-16 ***
PS Form 3800, June 2002 See Reverse for Instructions

7004 2510 0004 4647 9751

We received your letter dated October 30, 2008 requesting that a proposal be included in Rentech, Inc.'s 2009 proxy materials. Your letter indicates that Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. Your name does not appear in the company's records as a shareholder, and we have not received from you the appropriate verification of continuous ownership for at least one year required by Rule 14(a)-8(b). As such, your proposal does not meet the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to the company by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

- your written statement that you intend to continue holding the shares through the date of the company's annual or special meeting.

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f) you must transmit your response to this notice of a procedural defect within fourteen calendar days of receiving this notice. We have attached a copy of Rule 14a-8 regarding shareholder proposals for your convenience.

Very truly yours,

Colin Morris
Secretary

Enclosure

§ 240.14a-8 Shareholder proposals.

top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders.

In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MR. ROBERT SURDAM

*** FISMA & OMB Memorandum M-07-16 ***

COMPLETE THIS SECTION ON DELIVERY

A. Signature

X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery 11/12/08

D. Is delivery address different from item 1? ☐ Yes

If YES, enter delivery address below: ☐ No

NOV ... 2008 ... ELBRIDGE ... 13060

3. Service Type

☒ Certified Mail ☐ Express Mail

☐ Registered ☐ Return Receipt for Merchandise

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2. Article Number (Transfer from service label) 7004 2510 0004 4647 9451

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

EXHIBIT D

Nov. 16th 2008

RECEIVED 11-17-08

*** FISMA & OMB Memorandum M-07-16 ***

COLIN MORRIS SEC.

DEAR SIR:

ENCLOSED FIND letter defining REQUIRED OWNERSHIP PERIOD of R+K Stock.

ALSO AS PER 14(a)

I pledge to maintain a $2000.00 POSITION IN R+K COMMON Stock until the SHAREHOLDERS Meeting.

Respectfully

ROBERT J. SCRDAM

[signature]

NEIDIGER TUCKER BRUNER, INC. Investment Bankers
Member NASD/SIPC

1331 17th Street
Suite 400
Denver, Colorado 80202-1584

Phone (303) 825-1825
1 (800) 525-3086
Fax (303) 825-3789
www.ntbinc.com

RECEIVED 11-17-08

October 30th, 2007

RE: Robert Surdam

To whom it may concern,

Robert has been a long time customer of Neidiger/ Tucker/ Bruner, Inc. As requested, this letter is to confirm the he has held 90,000 shares of RTK – Rentech Inc. for over 10 years and has not sold a single share since his last acquisition in July of 1998.

If for any reason, further documentation is required to support this information, feel free to call me at 1-800-525-3086.

Sincerely,

Tim A. Beauchamp
Manager of Operations
Neidiger/ Tucker/ Bruner, Inc.

END